UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER 000-55233
CUSIP NUMBER 25253J109

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       ☐  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☒  Form 10-Q     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended:     April 30, 2015.

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Diamante Minerals, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

203-1634 Harvey Avenue
Address of Principal Executive Office (Street and Number)

Kelowna, British Columbia, Canada V1Y 6G2
City, State and Zip Code

__________________________________

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR of Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company has engaged Davidson & Co. LLP to replace PLS CPA, A Professional Corp., as its independent registered public accounting firm with effect from May 14, 2015. Accordingly, additional time is required to permit the auditor to complete its review of the financial statements to be included the Company's quarterly report on Form 10-Q for the period ended April 30, 2015. The delay in the filing of the Form 10-Q could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-Q no later than the 5th calendar day following the prescribed due date.

______________________________

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contract in regard to this notification.

Chad Ulansky (Name)	(250) (Area Code)	860-8599 (Telephone Number)

(2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            ☒ Yes            ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             ☐ Yes            ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Diamante Minerals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2015.	By: /s/ Chad Ulansky Chad Ulansky Chief Executive Officer

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